FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4-6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7-9 hereof.

•	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Presentation of Financial and Other Information	3
Exchange Rate Information	3
Recent Developments – Landwirtschaftliche Rentenbank	4
Recent Developments – The Federal Republic of Germany	7
Signature	11

2

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 30, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1305 U.S. dollar (EUR 0.8846 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended December 31, 2014	1.2101	1.2356	1.2812	1.2101
Year ended December 31, 2014	1.2101	1.3210	1.3927	1.2101

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2014 through January 2015 (January 23), published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
November 2014	1.2554	1.2394
December 2014	1.2504	1.2101
January 2015 (through January 23)	1.2015	1.1279

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

3

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2014

The following information is derived from Rentenbank’s press release of January 29, 2015, announcing certain preliminary results for 2014. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s fiscal year ended December 31, 2014. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, consolidated financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated financial statements for 2014 to be announced at a press conference and published in April 2015.

Rentenbank reported strong growth in demand for its promotional loans for renewable energies. This was particularly true of financing for wind turbines, which was up by a substantial 80%. However, special promotional loans business in total contracted slightly in 2014 compared with the record year seen in 2013. This was partly attributable to falling demand for global loans from promotional banks of federal states.

Rentenbank used €73.9 million of its income to reduce the interest rates payable on its special promotional loans in 2014. This was supplemented by €3.0 million in subsidies for the Research on Agricultural Innovation program and the distributable profit of €13.8 million, which Rentenbank also used to promote the development of agriculture. The total income used for promotional purposes (“promotional performance”) thus amounted to €90.7 million in 2014 (as compared to €96.3 million in 2013).

Growth in financing for wind power, machinery and land

Within the Renewable Energies promotional line, financing for wind power increased markedly to €1,386.5 million (as compared to €767.9 million in 2013). By contrast, new lending for biogas plants declined, as had been expected, to €490.6 million (as compared to €563.2 million in 2013), while loans for photovoltaic installations fell to €114.2 million (as compared to €237.9 million in 2013). Rentenbank extended special promotional loans for capital expenditure on renewable energies with a total volume of €2.0 billion (as compared to €1.6 billion in 2013).

All other promotional lines saw a decrease in demand for special promotional loans in 2014. Rentenbank granted loans worth €2.7 billion in the Agriculture promotional line in 2014, down by 4.1% compared with 2013. However, there was a rise in financing for machinery and land purchases within this promotional line.

New business in special promotional loans in total came to €6.9 billion, which represented a decrease of 5.2%. However, new securitized promotional business went up by €0.5 billion or 26.0% to €2.4 billion. New business in standard promotional loans fell by €0.5 billion or 19.3% year on year and therefore amounted to €2.0 billion.

Issue business: US dollar most important issuance currency

Rentenbank raised new medium and long-term funding of €10.9 billion (as compared to €10.2 billion in 2013) in the domestic and international capital markets in 2014. Foreign investors accounted for 88% (as compared to 89% in 2013). Rentenbank placed 48% (as compared to 46% in 2013) of its issuance volume with banks and another 31% (as compared to 33% in 2013) with central banks. The EMTN program is traditionally the most important medium and long-term funding instrument. Amounting to €7.3 billion in 2014 (as compared to €6.7 billion in 2013), it accounted for around two-thirds of the total issuance volume. In addition, the Bank placed two global bonds denominated in US dollars with an equivalent value totaling €1.7 billion (as compared to €1.4 billion in 2013). Rentenbank raised 73% of the issuance volume in foreign currencies (as compared to 66% in 2013). The US dollar was the most important issuance currency with a share of 41% (as compared to 28% in 2013), followed by the euro at 27% (as compared to 34% in 2013) and the Australian dollar at 14% (as compared to 24% in 2013).

4

Slight decline in the operating result

According to initial calculations, Rentenbank’s financial performance was satisfactory in 2014. The operating result before provision for loan losses and valuation (according to German Commercial Code (HGB)) declined, as had been expected, and was down by 2.4% year on year to €242.7 million. This was mainly attributable to the small decrease in net interest income and increased administrative expenses. After allowing for the provision for loan losses and valuation, the Board of Managing Directors expects Rentenbank to report net income of €55.0 million for 2014 (as compared to €53.0 million in 2013).

Rise in total assets

Initial calculations show that, at the end of 2014, total assets (HGB) stood at €80.1 billion (as compared to €78.3 billion as at December 31, 2013). Loans and advances to banks increased to €51.5 billion (as compared to €50.0 billion as at December 31, 2013). By contrast, the securities portfolio contracted slightly, declining to €20.2 billion (as compared to €20.3 billion as at December 31, 2013). Liabilities and equity were dominated by securitized liabilities, which accounted for 82.2% of the total. They went up by €4.4 billion to €65.8 billion. Own funds rose to €4.3 billion (as compared to €4.1 billion as at December 31, 2013).

Capital ratios calculated in accordance with CRR for first time

The EU’s banking regulation, the Capital Requirements Regulation (CRR), came into force on January 1, 2014. Eligible own funds and risk-weighted assets now have to be presented in group reports in accordance with IFRS. Furthermore, the credit risk standardized approach uses counterparty ratings instead of country ratings, plus a CVA charge (market value of counterparty credit risk to derivatives trades based on the requirements of the regulator), which is backed by equity. A comparison with the previous year would therefore not be meaningful. Both the total capital ratio (19.3%) and the Tier 1 capital ratio (16.4%) continue to be above the regulatory minimum requirements of 8% and 5.5% respectively.

5

New Business

Promotional Lending	2014	2013	Change in %
	(€ millions)
Special promotional loans	6,858	7,236	-5.2
thereof: Agriculture	2,725	2,842	-4.1
Renewable Energies	2,006	1,599	25.5
Rural development	1,559	2,143	-27.2
Agribusiness	545	637	-14.3

Securitized lending business	2,419	1,919	26.0
Standard promotional loans	2,002	2,479	-19.3

Refinancing of asset business
	(€ billions)
Medium and long-term funding	10.9	10.2	6.9
thereof: Euro MTN	7.3	6.7	9.0
Global bonds	1.7	1.4	21.4
AUD MTN	1.5	2.1	-28.6

Preliminary Unconsolidated Balance Sheet
(according to German GAAP (HGB))

	December 31, 2014	December 31, 2013	Change in %
	(€ billions)
Total assets	80.1	78.3	2.3
Loans and advances to banks	51.5	50.0	3.0
Securities portfolio	20.2	20.3	-0.5
Promotional volume	72.8	69.5	4.7
thereof: Special promotional loans	36.9	33.8	9.2
Securitized liabilities	65.8	61.4	7.2

Own funds	4.3	4.1	4.9

Preliminary Unconsolidated Income Statement
(according to German GAAP (HGB))

	2014	2013	Change in %
	(€ millions)
Net interest income	311.0	312.7	-0.5
Administrative expenses	56.6	53.2	6.4
Operating result before provision for loan losses and valuation	242.7	248.7	-2.4
Net income for the year	55.0	53.0	3.8

Promotional performance	90.7	96.3	-5.8
thereof: Interest rate reduction for special promotional loans	73.9	77.0	-4.0
Capital increase of Rehwinkel Foundation	-	3.0	-
Grants for "Research on Agricultural Innovation"	3.0	3.0	0.0
Distributable profit	13.8	13.3	3.8

6

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2013	0.3	0.3
4th quarter 2013	0.4	1.1
1st quarter 2014	0.8	2.4
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.1	1.2

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.1% after price, seasonal and calendar adjustments in the third quarter of 2014 compared to the second quarter of 2014. Compared to the previous quarter, an increase in final consumption expenditure of households by 0.7% contributed positively to the growth of the German economy. In a quarter-on-quarter comparison, the increase in exports (+1.9%) was larger than the increase in imports (+1.7%), so that the balance of exports and imports had a slightly positive effect on Germany’s GDP growth. By contrast, total capital formation was down. Especially gross fixed capital formation in machinery and equipment decreased by 2.3% compared to the second quarter of 2014. Also, inventories were markedly reduced, which slowed GDP growth by 0.5 percentage points.

In a year-on-year comparison, the German economy grew. GDP in the third quarter of 2014 increased by 1.2% in price- and calendar-adjusted terms compared to the third quarter of 2013.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2014, press release of November 25, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/11/PE14_416_811.html).

In 2014 as a whole, price-adjusted GDP increased by 1.5% compared to 2013, according to preliminary calculations of the German Federal Statistical Office. The higher annual growth rate compared to 2013 (0.1%) and 2012 (0.4%) was influenced by strong domestic demand. In price- and calendar-adjusted terms, GDP increased by 1.5% in 2014 as a whole because the number of working days in 2014 was almost the same as in 2013.

One of the most significant factors behind German economic growth in 2014 was final consumption expenditure of households and of government, which increased, in price-adjusted terms, by 1.1% and 1.0%, respectively, compared to 2013. In addition, gross fixed capital formation in machinery and equipment increased by 3.7% and gross fixed capital formation in construction increased by 3.4% compared to 2013.

German exports of goods and services increased, in price-adjusted terms, by 3.7% in 2014 compared to 2013, while imports increased by 3.3%. The balance of exports and imports thus made a relatively small contribution of 0.4 percentage points to GDP growth in 2014.

Source: Statistisches Bundesamt, German economy in solid shape in 2014, press release of January 15, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_016_811.html).

7

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2

On an annual average, consumer prices in Germany increased by 0.9% in 2014 compared to 2013. The year-on-year rate of price increase has thus been decreasing since 2011 (2011: 2.1%; 2012: 2.0%; 2013: 1.5%). The moderate year-on-year rate of price increase in 2014 was mainly due to low inflation rates in the second half of 2014. A major factor underlying the development of price levels in 2014 was the decline in energy prices, which decreased by 2.1% compared to 2013 mainly as a result of the development of crude oil prices. Compared to 2013, food prices increased by 1.0% in 2014. Over the same period, prices for total goods increased by 0.2% while prices for services increased by 1.6%.

In December 2014, consumer prices in Germany rose by 0.2% compared to December 2013. This marked the lowest year-on-year rate of price increase since October 2009.

The low inflation rate in December 2014 was due mainly to a 6.6% decrease in energy prices from December 2013 to December 2014. Most notably, prices for heating oil and motor fuels decreased by 22.8% and 12.1%, respectively, compared to the corresponding period in 2013. Other household energy prices decreased to a much lesser extent, while prices for electricity rose by 1.9%. Excluding the prices of energy products, the inflation rate in December 2014 compared to December 2013 would have been 1.0%.

Food prices decreased by 1.2% in December 2014 compared to December 2013. The prices of goods as a whole in December 2014 decreased by 1.2% compared to December 2013, mainly as a result of decreasing energy and food prices. By contrast, prices for services during the same period increased by 1.4%, due mainly to a 1.4% increase in net rents exclusive of heating expenses.

Compared with November 2014, the consumer price index in December 2014 remained unchanged. Notable price increases of 12.2% and 5.6% were observed for package holidays and information processing equipment, respectively. Prices for food increased by 0.4% compared to November 2014. Energy prices decreased by 3.9% from November 2014 to December 2014.

Source: Statistisches Bundesamt, Consumer prices in 2014: +0.9% on 2013, press release of January 16, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_017_611.html).

8

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2013	4.9	5.1
January 2014	5.5	5.1
February 2014	5.4	5.1
March 2014	5.4	5.0
April 2014	5.1	5.0
May 2014	4.8	5.0
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	4.9
November 2014	5.0	4.9
December 2014	4.5	4.8

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 411,000 persons, or 1.0%, from December 2013 to December 2014. Compared to November 2014, the number of employed persons in December 2014 increased by approximately 22,000, after adjustment for seasonal fluctuations.

In December 2014, the number of unemployed persons decreased by approximately 137,000, or 6.4%, compared to December 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2014 decreased by 1.5% to 2.01 million compared to November 2014.

Sources: Statistisches Bundesamt, 42.8 million persons in employment in December 2014, press release of January 29, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_029_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

		(balance in EUR billion)(1)
Item	January to November 2014	January to November 2013
Trade in goods, including supplementary trade items	212.0	194.3
Services	-42.2	-48.9
Primary income	56.7	59.6
Secondary income	-35.7	-37.1

Current account	190.8	168.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in November 2014: +1.4% on November 2013, press release of January 9, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_008_51.html).

9

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as social security funds (together, the general government) recorded a net lending of EUR 11.9 billion in 2014. The Federal Government, municipalities and social security funds achieved a surplus, while the federal states recorded a slight net borrowing.

When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 0.4%.

Source: Statistisches Bundesamt, German economy in solid shape in 2014, press release of January 15, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_016_811.html).

Other Recent Developments

The European Union and European Integration

On January 22, 2015, the European Central Bank (“ECB”) announced an expanded asset purchase program under which the ECB will add the purchase of sovereign bonds to its existing private sector asset purchase programs in order to address the risks of a prolonged period of low inflation. The ECB will buy bonds issued by euro area central governments, agencies and European institutions in the secondary market against central bank money. Monthly purchases under the program are expected to amount to EUR 60 billion. They are intended to be carried out until at least September 2016 and in any case until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to, 2% over the medium term.

Source: European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html).

10

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on January 30, 2015.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Bernhardt
	Name:	Hans Bernhardt
	Title:	Managing Director,
Member of the Board of Managing Directors

By:	/s/ Harald Strangmann
	Name:	Harald Strangmann
	Title:	Senior Associate Director